September 5, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Fifth Street, N.E.

Washington, DC 20549

Attention: Mr. H. Christopher Owings

Re:	SEC Comment Letter dated June 28, 2007
Dollarama Group Holdings L.P. and co-registrant Registration Statement on Form S-4, filed on June 1, 2007, File Nos. 333-143444 and -01
Dollarama Group L.P. Form 10-K for the Fiscal Year Ended February 4, 2007, filed May 2, 2007, File No. 333-134550
Dollarama Group L.P. Form 10-Q for the Quarter Ended May 6, 2007, filed on June 20, 2007, File No. 333-134550

Dear Mr. Owings:

On behalf of Dollarama Group Holdings L.P., a limited partnership formed under the laws of Québec, Canada, Dollarama Group Holdings Corporation, a corporation organized under the laws of Nova Scotia, Canada, and Dollarama Group L.P., a limited partnership formed under the laws of Québec, Canada (together, the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of Amendment No. 1 to the above-referenced Registration Statement on Form S-4. A copy of the Amendment No. 1 has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years.

The Amendment No. 1 reflects certain revisions in response to the comment letter to Robert Coallier of the Company, dated June 28, 2007, from the staff of the Commission. The Company intends to reflect the comments of the staff on the Form 10-K for the Fiscal Year Ended February 4, 2007 and the Form 10-Q for the Quarter Ended May 6, 2007 in subsequent amendments to those filings, which will be filed once all comments on the Registration Statement on Form S-4 have been received.

For your convenience, the Company is supplementally providing to the staff four (4) copies of the Amendment No. 1, which have been marked to indicate the changes from the Registration Statement as originally filed on June 1, 2007.

For reference purposes, the staff’s comments in the letter dated June 28, 2007 are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment.

Registration Statement on Form S-4

General

1.	As you changed auditors during the most recent fiscal year, please furnish the information required by Item 304 of Regulation S-K. See paragraph (i) of Item 14 of Form S-4 and to the instructions of Item 304 of Regulation S-K.

In response to comment 1, we have revised the disclosure to include the information required by Item 304 of Regulation S-K.

Table of Contents

2.	The forepart of your document should consist of the cover page, summary, and risk factors. Please move the paragraphs beneath the table of contents to a more appropriate location in your prospectus.

In response to comment 2, we have revised this disclosure and moved the paragraphs that were previously beneath the table of contents to more appropriate locations in our prospectus.

Prospectus Summary, page 1

3.	The summary should have clear and concise language to convey the basic aspects of the transaction. Therefore, please remove all defined terms in the forepart of your registration statement, including the second italicized paragraph of your Prospectus Summary section. All defined terms should be clear from their context.

In response to comment 3, we have partially revised this disclosure. Respectfully, given the complexity of our corporate structure and the recent change to our fiscal year, we do not agree that revising the Prospectus Summary by removing all defined terms in the second italicized paragraph would make the disclosure clearer or more concise. We have included the remaining defined terms in the second italicized paragraph in order to avoid confusing readers as to (i) who we are referring to when we use certain pronouns throughout the prospectus and (ii) when our fiscal years have ended and now end.

4.	In this regard, the summary is intended to provide a brief overview of the key aspects of your offering. Currently, your summary is too long and repeats much of the information fully discussed in other sections of your document. For example, you should consider shortening your Summary of the Terms of the Exchange Offer, the Summary Description of the Exchange Notes, and

Summary Consolidated Financial Data subsections. See Instruction to Item 503(a) of Regulation S-K.

In response to comment 4, we have revised this disclosure to shorten certain sections of our Summary.

5.	In this section, please provide the name, complete mailing address, and telephone number of your principal executive offices. See Item 3(a) of Form S-4.

In response to comment 5, we have revised this disclosure to include the information required by Item 3(a) of Form S-4.

Summary Consolidated Financial Data, page 10

6.	Please include a bold line between the financial and other data of the Predecessor and Successor. Similarly, please revise your Selected Historical Combined and Consolidated Financial Data section on page 43 and the tabular presentation on page 55 in your Management’s Discussion and Analysis of Financial Condition and Results of Operations section.

In response to comment 6, we have revised this disclosure to include the bold lines requested.

Risk Factors, page 16

7.	We note the second and third sentences of your first italicized paragraph. In these sentences, you state that the risks described in this section “are not the only risks” to you and that “[a]dditional risks and uncertainties” may also materially and adversely affect you. It is not appropriate for you to state that the risks you describe in this section are not the only risks you face. Therefore, please remove these two sentences.

In response to comment 7, we have revised this disclosure to remove the last two sentences.

8.	Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release No. 33-7497. Also, you should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering. We believe a discussion of risks in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors. See Item 503(c) of Regulation S-K. As examples only:

•	“An increase in the cost or disruption in the flow of our imported goods may significantly decrease our sales and profits and have an adverse impact on our cashflows.” Page 22.

•	“Our financial performance is sensitive to changes in overall economic conditions that may impact consumer spending.” Page 23.

•	“We are subject to environmental regulations, and compliance with such regulations could require us to make expenditures.” Page 25.

Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the second full risk factor on page 19 and the second full risk factor on page 20. Some of your risk factors should be separated into multiple risk factors, such as the first full risk factor on page 20, the first full risk factor on page 21, and the last risk factor on page 22. Also, please consider whether other subsections or elements of a discussion within a subsection are necessary for this section and whether certain risk factors can be revised or combined so they are not repetitive, such as the first risk factor on page 16, the last risk factor on page 17, and the last risk factor on page 21. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor. We may have additional comments based upon your revisions.

Is response to comment 8, we have revised our risk factors.

9.	Your presentation of net debt represents a non-GAAP measure. Please include the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

In response to comment 9, we have revised this disclosure to remove the presentation of net debt.

Because several of our directors and officers reside in Canada, you may not.... page 19

10.	The third sentence in this risk factor states that you have agreed to accept service of process in any suit, action, or proceeding with respect to the indenture or the notes brought in any federal or state court located in New York City by an agent. However, the fourth sentence states that it may be difficult for holders of notes to effect service of process upon you within the United States. Please explain why it may be difficult for note holders to effect service of process on you if you have agreed to accept service of process in any suit, action, or proceeding.

In response to comment 10, we have revised this disclosure.

11.

You state that you have been advised by counsel that there is some doubt as to the enforceability in Canada of certain liabilities predicated solely on United States federal securities law against you, your directors and officers, and the experts named in this prospectus. This statement is unclear. Therefore, please explain the risk more clearly. If the point is that there are situations in which these courts would not enforce certain actions, please revise to make that clear.

In response to comment 11, we have revised this disclosure to more clearly explain the risk.

As a fixed price retailer, we are particularly vulnerable to future increases in.... page 21

12.	In this risk factor, you state that your ability to provide quality merchandise for $1.00 is subject to a number of factors that are beyond your control, including foreign exchange rate fluctuations, increases in rent and occupancy costs, inflation, and increases in labor and fuel costs. Please disclose whether any of these factors are immediate, material risks to you. If so, please explain the risk to you based on this factor in more detail and consider making it a separate risk factor. If not, please tell us why you have included the factor as a risk to you.

In response to comment 12, we supplementally inform the staff that all of the factors disclosed in this risk factor are immediate, material risks to us. As disclosed, if any of these factors resulted in an increase in operating and merchandise costs, our results of operations and cash flows would be adversely affected. Respectfully, we do not believe that any of the specific factors need to be disclosed in more detail or included as separate risks. We have provided significant detail on the factor that is most material to us, foreign exchange rate fluctuations. The other factors are included in order to provide examples of how the risk of future increases in operating or merchandise costs could apply to us.

An increase in the cost or a disruption in the flow of our imported goods.... page 22

13.	In this risk factor, you indicate that your reliance on imported merchandise subjects you to six risks. Please consider making each listed risk a separate risk factor or tell us why it is inappropriate to do so.

In response to comment 13, we supplementally inform the staff that the risk we are describing here is the risk to the Company of an increase in the cost of, or a disruption in the flow of, imported goods. The six listed items are meant not as separate risks, but as examples of how there could be either an increase in the cost or a disruption in the flow of imported goods. We have revised the disclosure accordingly.

If we lose the services of our senior executives who possess specialized.... page 25

14.	Please disclose the senior executives whose services are so valuable to you that losing them would reduce your ability to compete, manage your operations effectively, or develop new products and services.

In response to comment 14, we have revised this disclosure.

The Exchange Offer, page 31

General, page 31

15.	Please revise the last paragraph on page 31 to specify the no-action letters on which you are relying.

In response to comment 15, we have revised this disclosure to specify the no-action letters on which we are relying.

Terms of the Exchange Offer, page 32

16.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day to ensure compliance with Rule 14e-1(a). See Rule 14d-1(g)(3).

We confirm that the offer will be open at least through midnight on the twentieth business day following the commencement of the exchange offer.

17.	Further, please confirm for us that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

We confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

18.	In the third paragraph of this subsection, you state that you will return any unaccepted, outstanding notes “as promptly as practicable” after the expiration dates unless the exchange offer is extended. Please revise to state that you will return any unaccepted, outstanding notes “promptly” after the expiration dates unless the exchange offer is extended.

In response to comment 18, we have revised this disclosure to state that we will return any unaccepted, outstanding notes “promptly” after the expiration dates unless the exchange offer is extended.

Expiration Date; Extensions; Amendments, page 32

19.	You state that you will give notice of your offering’s extension by press release or other public announcement before 9:00 a.m. on the next business day after the scheduled expiration date. Additionally, according to Rule 14e-1(d), you must disclose the number of securities tendered as of the date of the notice. Please confirm for us that you will disclose the number of securities tendered as of that date if you extend your offering.

We confirm that we will disclose the number of securities tendered as of the date of the notice if we extend the offering.

20.	You state that in your sole discretion you reserve the right to delay accepting any outstanding notes, extend the exchange offer, or terminate the offer. Also, you state that you may amend the exchange offer in any manner. Please clarify under what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

In response to comment 20, we have revised this disclosure. We confirm that any delay in accepting outstanding notes will be in accordance with Rule 14e-1(c).

21.	Also, please clarify under what circumstances you will amend or extend the terms of the exchange offer and the maximum amount of time for which you will extend the offer.

In response to comment 21, we supplementally inform the staff that we may amend or extend the terms of the exchange offer if we are not satisfied with the number of securities tendered. We do not know what the maximum amount of time for which we would extend the offer, but we confirm that any extension will be done in accordance with Rule 14d-4(d) and Rule 14e-1(c).

Conditions to the Exchange Offer, page 36

22.	You state that you may terminate or amend the exchange offer if you determine that the offer violates applicable law, any of our applicable Staff interpretations, or any order of any governmental agency or court of competent jurisdiction. As opposed to relying upon your determination, please revise this sentence to include an objective standard for determining whether the condition has been satisfied.

In response to comment 22, we have revised this disclosure to include an objective standard for determining when we may terminate or amend the exchange offer.

The Transactions, page 38

23.	Please discuss the reasons for your Acquisition, 2005 Refinancing, and 2006 Recapitalization.

In response to comment 23, we supplementally inform the staff that (i) the Acquisition was completed so that our Sponsor could acquire an 80% interest in our business, as we have disclosed in the prospectus, (ii) the 2005 Refinancing was completed to repay our bridge loan facility and senior subordinated notes of our parent, and (iii) the 2006 Recapitalization was completed to repay notes of our parent and to make a distribution to certain of our equityholders, each of which is disclosed in the prospectus.

Corporate Structure, page 39

24.	In your diagram, please disclose clearly who you designate as the “Sponsor.”

In response to comment 24, we have revised this disclosure to clearly designate our Sponsor.

Selected Historical Combined and Consolidated Financial Data, page 43

25.	Please include balance sheet data for each of the periods presented in the table. See Item 301 of Regulation S-K.

In response to comment 25, we have revised this disclosure to include the balance sheet data for each of the periods presented in the table.

Management’s Discussion and Analysis of Financial Condition and Results.... page 49

26.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•	economic or industry-wide factors relevant to your company, and

•	material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

In response to comment 26, we have revised this disclosure to expand the discussion on economic or industry-wide factors that affect us and on known material trends and uncertainties that may result in our liquidity decreasing or increasing in a material way. We also supplementally inform the staff that we have disclosed, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations” those material trends and uncertainties that will have, or are reasonably likely to have, a material impact on our results of operations.

Overview, page 50

Key Items in Fiscal Year Ended February 4, 2007, page 50

27.	Please disclose the reason or reasons that your total store sales increased 19.4% and comparable store sales increased 2.8% for the 52 weeks ended January 28, 2007.

Also, please explain why you used January 28, 2007 as your year-end date as opposed to February 4, 2007.

In response to the first half of question 27, we have revised this disclosure.

In response to the second half of question 27, we supplentally inform the staff that as is traditional with the retail calendar, every 5 to 6 years, a week is added to the retail calendar. The week ended February 4, 2007 is equivalent to our 53rd week in the retail calendar. Retailers do not usually provide comparison figures for the 53rd week and normally state the fact that there is an additional week in their year-end and fourth quarter results.

Since we were not previously reporting under the retail calendar and in order to provide more meaningful comparable store sales results, we used to, as stated in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Results of Operations—Sales,” measure comparable store sales over periods containing an integral number of weeks beginning on a Monday and ending on a Sunday that best approximate the fiscal period to be analyzed. As an example, the fiscal year 2006 used the 52-week period ended January 29, 2006, even though the fiscal year ended on January 31, 2006. Starting in the first quarter of fiscal 2008, the comparable store sales period will always match the fiscal period since we are now using the retail calendar.

Key Items for Fiscal 2008. We have established the following priorities and.... page 50

28.	Please describe in greater detail the four priorities and initiatives you discuss in this subsection. For example, please discuss your new information and debit card processing systems and how you win continue to implement and roll out these systems going forward. As another example, please provide the location where you plan to move your head office and open your 50 new stores. As a further example, please disclose the amount you plan on increasing your warehouse capacity by and how you will accomplish this task.

In response to question 28, we have revised this disclosure to provide additional detail on the key items we have identified for fiscal 2008.

Factors Affecting Our Results of Operations, page 51

29.	Please revise your disclosure in this section and in your Results of Operations section to ensure the discussion and analysis of your results of operations is not merely a recitation of changes evident from the financial statements. In circumstances where there is more than one business reason for the change, please quantify the incremental impact of each individual business reason discussed and provide analysis explaining the underlying reasons for the fluctuations. See Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350. As examples only:

•

In your Cost of Sales subsection on page 51, you state that your cost of sales consists of merchandise inventories, procurement and warehousing costs, store rent and occupancy costs, and shipping costs. Please quantify how each of these costs contributes to your overall costs of sales and discuss any known trends or uncertainties in these costs.

•

In your General, Administrative, and Store Operating Expenses subsection on page 52, you state that the general, administrative, and store operating costs consist of transportation costs, store labor and maintenance costs, salaries and related benefits, administrative office expenses, professional expenses, and other expenses. Please quantify how each of these individual costs contributed to your overall general, administrative, and store operating costs.

•

In your Cost of Sales subsection on page 57, please disclose and quantify the factors that caused your cost of sales to increase by $43.7 million from the year ended January 31, 2005 to the year ended January 31, 2006 and how each of these individual factors contributed to your overall cost of sales.

In response to comment 29, we have revised this disclosure. We supplementally inform that staff that we feel that we have adequately described the components of sales and cost of sales for readers to understand our results of operations. As noted in your comment, our cost of sales increased by $43.7 million from the year ended January 31, 2005 to the year ended January 31, 2006. In our opinion, none of the various factors causing the collective change in cost of sales is individually material. We believe that where several immaterial factors comprise the whole change, the types of costs incurred by us and the related trends are more relevant to investors than nominal dollar values of changes which can lose context when the underlying absolute values are unknown. We also believe that our cost structure, including our work with our suppliers, provides significant competitive advantage. We therefore carefully consider the appropriateness of quantitative disclosures regarding individually immaterial components of our costs if such information could potentially be used by competitors and suppliers to our ultimate detriment.

Results of Operations, page 55

30.	You disclose on page 51 that the primary drivers of comparable store sales performance are changes in store traffic and the average number of items purchased by customers per visit. Please quantify to the extent practicable the impact of these drivers on comparable store sales growth in your discussions of sales on pages 55 and 57.

In response to question 30, we have revised this disclosure to provide further detail on the primary drivers of comparable store sales increases or decreases.

31.	Please quantify in dollars sales attributable to new stores opened during the year, the incremental full year effect of stores opened in the prior year and the increase in same store sales in your discussions of sales on pages 55 and 57 so that investors better understand the portion of the overall change in store sales from year to year that relates to each of the factors you identify. See Item 303(a)(3) of Regulation S-K.

In response to question 31, we have revised this disclosure.

32.	You disclose various factors that contributed to the increases in general, administrative, and store operating expenses for each of the years presented, but do not quantify their impact. Please revise to quantify in dollars, to the extent practicable, the incremental impact of each factor identified on the overall change in the line item. See Item 303(a)(3) of Regulation S-K.

In response to comment 32, we supplementally inform that staff that we do not break down our internal financial records to a level that would allow us to quantify in dollars the incremental impact of each factor identified on the overall change in the line item.

Summary of Quarterly Results (Unaudited), page 58

33.	Please disclose gross profit for each quarterly period presented. See Item 302 of Regulation S-K.

In response to question 33, we have revised this disclosure.

Liquidity and Capital Resources, page 59

Operating Activities, page 59

34.

In this subsection, you state that cash flows provided by operating activities during fiscal year ended February 4, 2007 more than doubled compared with cash flows provided by operating activities during fiscal year ended January 31, 2006. Further, you state that this increase in operating cash flows was driven mainly by earnings growth offset by an inventory increase. Please describe in greater detail the reason or reasons for this increase and whether you believe this trend will continue in the future.

In response to question 34, we have revised this disclosure.

Contractual Obligations, page 63

35.	Please disclose in a note to the table of contractual obligations that operating lease obligations exclude common area maintenance, insurance, and tax payments to which you are obligated. Also, please provide a context for the reader to understand the impact of these costs on your total operating lease obligations. See Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations in SEC Release No. 33-8350.

In response to comment 35, we have revised this disclosure.

Litigation and Contingencies, page 63

36.	Please provide the information required by Item 103 of Regulation S-K regarding your “second trademark case” involving Framecraft Ltd., including the name of court in which the proceeding is pending, the date it was instituted, and the case name. Also, please disclose the factual bases of the two personal injury cases you describe in this section.

In response to comment 36, we have revised this disclosure. We supplementally inform the staff that the “second trademark case” is a threat of litigation, and proceedings have not yet been instituted against us. We have revised the disclosure accordingly.

Business, page 67

37.	Please review your disclosure in this section and throughout your document to ensure that you identify the source for the statements you provide. Currently, you include many factual statements, but you have not indicated whether the source of this information is based upon management’s belief, industry data, reports, articles, or any other source. If the statements are based upon management’s belief, please indicate this and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated. The following are examples only of the statements for which you need sources:

•	“We are the leading operator of dollar discount stores in Canada.” Our Company, page 67.

•	“The dollar store industry is one of the fastest growing retail formats.” Industry Overview, page 67.

•

“Our stores average approximately 9,400 square feet (with new stores opened in the fiscal year ended February 4, 2007 averaging approximately 10,000 square feet), as compared to our competitors’ stores, which we believe are substantially smaller.” Differentiated Store Format, page 68.

•	“We believe that our stores have a relatively small shopping radius....” Site Selection, page 70.

•	“We believe that we are a leader in international sourcing for dollar store retail merchandise.” Merchandising Sourcing, page 71.

In response to comment 37, we have revised the disclosure to clarify that the statement “the dollar store industry is one of the fastest growing retail formats” is based on industry analysts. As shown in Chart 1 from an ACNielsen report titled Dollar Store, No Frills: The New Retail Landscape, available at http://www2.acnielsen.com/pubs/documents/2004_q1_ci_landscape.pdf, the number of dollar stores increased by 46% from 2000 to 2004 and only the Supercenters format surpassed the Dollar store increase. ACNielsen further stated in the first paragraph of its report that “the fastest growing retail channel is the dollar store outlet.”

We have also revised the disclosure to remove the statement that “we believe that we are a leader in international sourcing.”

We supplementally inform the staff that there is no third-party which provides independent research on the Canadian dollar store market. As noted in the prospectus, the Canadian dollar store industry remains fragmented with a limited number of multi-store competitors. As set forth in the table below, the primary competitors in the industry are: the Company (with approximately 475 stores), Dollar Store with More (with approximately 170 stores reported on its web-site), Buck or Two (with approximately 139 stores reported on its web-site) and Great Canadian Dollar Store (with approximately 120 stores reported on its web-site). All other known competitors are significantly smaller (with 70 stores or less). As a result of the foregoing, the Company feels strongly that it is the leading operator of dollar discount stores in Canada.

	Dollarama	Dollar Store with More*	Buck or Two**	Great Can. Dollar**	Everything For A $1***	Dollar Giant**	Total
Ontario	184	12	69	10	29	10	314
Quebec	194	—	4	—	—	—	198
Alberta	22	52	14	19	14	12	133
British Columbia	7	48	18	19	10	28	130
Saskatchewan	7	27	6	2	—	3	45
Manitoba	12	10	7	1	—	—	30
New Brunswick	26	3	3	33	1	—	66
Nova Scotia	21	3	2	14	4	—	44
Newfoundland	1	—	16	17	—	—	34
P.E.I.	3	—	—	1	—	—	4
Yukon and NWT	—	1	—	1	—	—	2
Others	—	14	—	—	12	—	26

Total	477	170	139	117	70	53	1,026

Analysis as of August 15, 2007

*	Source: Company Web site (reports 170+ stores on the main page but store locator only reports 156 stores).
**	Source: Company Web site.
***	Source: Company Web site + yellow pages for an estimated breakdown.

We also supplementally inform the staff that our belief that our competitors’ stores are substantially smaller is based upon management’s knowledge of the competitive environment in Canada and our belief that our stores have a relatively small shopping radius is based on the fact that we have been able to concentrate a number of stores in a single market profitably and additionally based upon the experience of our store managers. Unlike large “big-box” stores, which appear to draw customers from a larger shopping radius, our stores appear to have a smaller shopping radius.

Our Company, page 67

38.	In the third paragraph of this subsection, you list a number of operational advantages that distinguish you from other Canadian dollar store chains, including the number and concentration of your stores in your key markets, your larger store format, your supplier network, the volume of goods you purchase from low-cost vendors, your merchandise offerings, and your in-house product development expertise. Please expand your discussion of each of these advantages and discuss how they benefit you relative to your competitors.

In response to comment 38, we have revised this disclosure.

Maximize our Leading Position in Existing Markets and Continue to Expand.... page 70

39.

In the first paragraph of this subsection, you state that by continuing to open new stores in our current markets, you believe you can increase your “existing brand awareness in these regions” and “leverage [y]our present distribution network without incurring significant additional expenses.” Please explain the meaning of this phrase statement without using jargon.

In response to comment 39, we have revised this disclosure.

40.	Also, you state that over the next three years you plan to open on average 50 stores per year, and you expect to add an additional warehousing and distribution facility. Please disclose the status of these endeavors and the likelihood you will meet the expectations of the time frames proposed.

In response to comment 40, we have revised this disclosure.

Our Merchandise, page 71

41.	Please discuss the dollar amount of backlog orders as required by Item 101(c)(1)(viii) of Regulation S-K.

In response to comment 41, we supplementally inform the staff that as a store operator that sells directly to the public we have no backlog, and that the disclosure required by Item 101(c)(1)(viii) of Regulation S-K is therefore not applicable.

Warehousing and Distribution, page 72

42.	Please disclose your practices and those of your industry relating to working capital items, including carrying significant amounts of inventory to meet the rapid delivery requirements of your customers and to assure yourself a continuous allotment of goods from your suppliers, the right of customers to return merchandise, and any extended payment terms available to customers. See Item 101(c)(1)(vi) of Regulation S-K.

In response to comment 42, we have revised this disclosure. We also supplementally inform the staff that we have not commented on the practice of our industry, as none of our competitors disclose inventory policy.

Intellectual Property, page 73

43.	You state that you use the registered trademark Dollarama®. Also, please tell us if you have any other material trademarks, trade names, or intellectual property that you hold. If so, please disclose this intellectual property and discuss its material effects on you and its duration. See Item 101(c)(1)(iv) of Regulation S-K.

In response to comment 43, we supplementally inform the staff that although we do have other marks (both registered and allowed), the only mark that we consider material to our business is the registered trademark Dollarama®.

44.	You state that you take steps to protect unauthorized use of intellectual property. Please disclose those steps you take.

In response to comment 44, we have revised this disclosure to provide examples of the steps we take to protect unauthorized use of our intellectual property.

Management, page 75

Directors and Executive Officers, page 75

45.	You must briefly describe the specific business experience of your executive officers, directors, and significant employees, or a nominee for one of these positions, for the past five years without gaps or ambiguities. See Item 401(e)(1) of Regulation S-K. In this regard, please disclose Gregory David’s specific business experience from 2000 to 2003 and Nicholas Nomicos’s specific business experience from 2002 to the present.

In response to comment 45, we have revised this disclosure.

46.	Please clarify how you determine the amount of each compensation element to pay and your policies for allocating between long-term and currently paid out compensation. See Item 402(b)(1)(v) and 402(b)(2)(i) of Regulation S-K. Also, please consider including a discussion of any of the remaining factors in Item 402(b)(2) of Regulation S-K that are necessary to provide investors material information to understand your compensation policies and decisions regarding the named executive officers.

In response to comment 46, we supplementally inform the staff that we have no formal policy for the allocation between elements of our executive officers’ compensation. As we disclose in our prospectus, our Board of Directors does not award long-term compensation based on a prescribed formula or targets. Instead, it takes into account the individual’s position, scope of responsibility, ability to affect profits and the individual’s historic and recent performance and the value of long-term compensation in relation to other elements of the individual’s compensation. We further inform the staff that we have no formal compensation policies or quantitative targets. We have considered the factors listed in Item 402(b)(2) of Regulation S-K and believe that we have provided investors with the material principles underlying our executive compensation practices, objectives and decisions.

Annual Bonus, page 77

47.	Please revise to specify to which “Mr. Rossy” you are referring in the last paragraph of this subsection.

In response to comment 47, we have revised this disclosure to specify that we are referring to Mr. Larry Rossy.

48.

We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn the annual bonus. Please disclose this information or tell us why you believe that disclosure of the information would result in competitive harm to the point that the information could be excluded under Instruction 4 to Item 402(b). If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting these awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

In response to comment 48, we supplementally inform the staff that we have no such quantitative targets.

49.	In this regard, you indicate that annual cash bonuses are awarded based on an executive’s contribution to your “long-term, company-wide goals.” However, it is unclear whether the business objectives are based on obtaining certain objective financial results or whether that is a subjective determination. If the business objectives are quantified, please specify those business objectives. See Item 402 (b)(2)(v) of Regulation S-K.

In response to comment 49, we supplementally inform the staff that we have no such quantitative targets.

Compensation of Named Executive Officers, page 78

Summary Compensation Table for Fiscal Year 2007, page 78

50.	In footnote 1 to your table, you state that the amount accrued in your options award column was based on the valuation of the options “as determined by an outside valuation firm.” Please name the outside valuation firm and file its written consent. Alternatively, please remove the reference to this outside valuation firm, If you do not believe this type of consent is required, please explain in detail. See Section 436(b) of Regulation C and Item 601(b)(23) of Regulation S-K.

In response to comment 50, we have revised this disclosure to remove the reference to the outside valuation firm.

Outstanding Equity Awards at Fiscal Year-End 2007, page 80

51.	Please disclose by footnote the grant date fair value of the option awards. See Item 402(k)(iv) of Regulation S-K.

In response to comment 51, we have revised this disclosure to include a footnote explaining that the fair market value was equal to the exercise price at the time of the grant.

52.	If true, please clarify that the compensation committee has not formalized any procedures regarding grants of stock options. Otherwise, please specify the factors that will be considered in making stock option grants.

In response to comment 52, we have revised this disclosure to clarify that our Board of Directors has not formalized any procedures regarding grants of stock options.

Certain Relationships and Related Party Transactions, page 83

53.	Please tell us whether the terms of the agreements and transactions you disclose in this section are similar to terms you would have received from unaffiliated, third-parties. If not, please disclose how the agreements’ terms were either beneficial or detrimental to you.

In response to comment 53, we have revised this disclosure to clarify that we believe each of the transactions disclosed in this section were made on terms no less favorable to us than could have been otherwise obtained from unaffiliated third parties.

Principal Stockholders, page 85

54.	Please identify the natural person, natural persons, or public company that has the ultimate voting or investment control over the shares of Bain Capital Partners, LLC and S. Rossy Inc.

In response to comment 54, we supplementally inform the staff that the investment and voting decisions of both Bain Capital Partners, LLC are made jointly by three or more individuals and under the “rule of three,” if voting or investment decisions with respect to issuer securities require a vote of a majority of three or more persons, none of them will be deemed the beneficial owner of those securities for purposes of Section 13(d). See NO-ACT, NAFT WSB File No. 081087013, Southland Corp., (Aug. 10, 1987). Based upon this analysis, no individual member of Bain Capital Partners, LLC is the beneficial owner of the securities, except with respect to the shares in which such person directly holds a pecuniary interest. We have revised the disclosure accordingly. We have also revised the disclosure to identify that Larry Rossy has the ultimate voting control over the shares of S. Rossy Inc.

Description of Notes, page 91

55.	Your Description of Notes section contains many defined terms, and it appears also that you have inserted large portions of the Indenture into this section. Please revise to describe the salient features of the notes in clear and concise language.

We note the staff’s comment. Respectfully, we do not agree that revising the Description of Notes section in the manner referred to by the staff would make the disclosure clearer or more concise. The Description of Notes section currently defines the rights of the investors and our desire to reflect those rights as accurately as possible. We note that Description of Notes has been prepared in a manner consistent with the suggestions set forth in the “Plain English Comes to the High Yield Market, a Latham & Watkins Standard Form Prepared in Consultation with the SEC,” dated August 1999 (the “Latham & Watkins Form”). Consistent with the Latham & Watkins Form we have attempted to balance compliance with the plain English rules and the market reality that the covenants, definitions and other negotiated provisions of a high yield deal are “magic words” that high yield buyers expect to see recited verbatim in disclosure documents. We note that we have not merely inserted the entire indenture governing the notes in the body of the registration statement. For example, we have only included a brief discussion of the sections of the indenture relating to redemption of notes, transfer of the notes, the trustee and various administrative matters. However, in keeping with the expectations of the high yield investors, we have substantially maintained the text of those highly negotiated provisions of the indenture, such as the covenants and definitions, while implementing the suggestions in the Latham & Watkins Form. Because of the highly negotiated nature of the covenants and the definitions in the indenture, we are concerned about trying to summarize or revise these provisions in the registration statement and possibly altering the intended meaning of the provisions.

Consolidated Financial Statements, page F-l

56.	Please update to include unaudited interim financial statements in accordance with Rule 3-12 of Regulation S-X. Likewise, please update financial information presented throughout the filing through the most recent balance sheet date.

In response to comment 56, we have revised the disclosure to include unaudited interim financial information and to update the financial information presented throughout the prospectus through our most recent balance sheet date.

57.	Reference is made to the disclosures on pages 95 and 111 regarding guarantees and future guarantees of the exchange notes. Please include the financial statements of each guarantor or the disclosure required by Rule 3-10 of Regulation S-X, as applicable. Otherwise, tell us in detail why you are not required to provide the financial statements or disclosure required by the aforementioned rule.

In response to comment 57, we supplementally inform the staff that there currently are no guarantors of the exchange notes. Disclosures in the financial statements included in the prospectus have been revised accordingly.

Consolidated Statement of Cash Flows, page F-7

58.	Please show us how to reconcile the change in fair value of derivatives in Note 10 and foreign exchange loss or gain disclosed in Note 7 to this statement.

In response to comment 58, we present the reconciliation of the change in fair value of derivatives in Note 10 and the foreign exchange loss disclosed in Note 7 to the cash flow statement:

	Reference	For the year ended February 4, 2007
Foreign exchange loss on long term debt	Cash flow	26,898
Foreign exchange loss on Senior secured credit facility	7 c)	(11,351)
Foreign exchange loss on Senior subordinated notes	7 b)	(9,300)
Foreign exchange loss on Senior subordinated deferred interest notes	7 a)	(6,480)
Foreign exchange gain on deferred financing costs		233

		—

Change in fair value of derivatives	Cash flow	(16,534)

Change in fair value of foreign currency and interest rate swaps and interest rate cap	10 a) par.1	11,356
Change in fair value of the foreign currency swap agreements	10 a) par.3	9,300
2007 realized gain on foreign exchange forward contracts included in AOCI until the related inventory is sold	10 a) par. 2	(2,255)
2006 realized gain on foreign exchange forward contracts included in AOCI until the related inventory is sold	10 a) par. 2	(1,865)
Rounding		(2)

		—

Notes to Consolidated Financial Statements, page F-8

Note 1. Basis of presentation and nature of business, page F-8

59.	Given your new fiscal year end accounting policy, please explain to us how you derived the fiscal 2007 year end date. In addition, please quantify the effects of the change in fiscal year on your results of operations in your Management’s Discussion and Analysis of Financial Condition and Results of Operations section.

In response to comment 59, we supplementally inform the staff that the change to a new fiscal year end reflects the Partnership’s desire to move to the retail calendar which is more consistent with industry practices and provides better comparability in the consolidated financial statements and other financial ratios. The fiscal 2007 year end date of February 4, 2007 was derived by the following: Sunday January 28, 2007 was the closest Sunday to January 31. As is traditional with the retail calendar, every 5 to 6 years, a week is added to the retail calendar. For future comparability purposes, we added the week to fiscal 2007. The effect of the change in the new fiscal year-end on our Net earnings for the year ended February 4 2007 was an increase of $779,000 (seven hundred and seventy-nine thousand dollars) and was deemed immaterial for disclosure in our Management’s Discussion and Analysis of Financial Condition and Results of Operations section given that we provide comparable 52 week sales information which we consider more relevant to our business.

Note 2. Summary of significant accounting policies, page F-8

Merchandise inventories, page F-9

60.	Please disclose the nature of the cost elements included in inventory. See Rule 5-02.6.(b) of Regulation S-X.

In response to comment 60, we have revised this disclosure.

Revenue recognition, page F-10

61.	Please disclose your sales return policies.

In response to comment 61, we have revised this disclosure.

Foreign currencies, page F-11

62.	Please disclose the aggregate transaction gain or loss included in net earnings for each period presented. See paragraph 30 of SFAS 52.

In response to comment 62, we have revised this disclosure.

Note 7. Long-term debt, page F-14

63.	We understand that the senior subordinated notes disclosed in b) were issued by a subsidiary of the partnership and guaranteed by its existing and future subsidiaries. Please clarify your disclosure or advise.

In response to comment 63, we have revised this disclosure in order to clarify that the senior subordinated notes disclosed in (b) were issued by a subsidiary of the partnership and guaranteed by its existing and future subsidiaries.

64.	We note that you are restricted from paying dividends under the covenants of your deferred interest notes, senior subordinated notes, and senior secured credit facility. Please describe the most significant restrictions on the payment of dividends, including their sources and pertinent provisions and the amount of retained earnings or net income restricted or free of restrictions as required by Rule 4-08(e)(1) of Regulation S-X. Also, please tell us whether there are any restrictions, including loan provisions, on the ability of your subsidiaries to transfer funds to you in the form of loans, advances, or cash dividends without the consent of a third party. If so, please provide us with your computation of restricted net assets of consolidated subsidiaries pursuant to Rule 4-08(e)(3) of Regulation S-X. If restricted assets exceed the 25% threshold, please disclose the information required by Rule 4-08(e)(3) of Regulation S-X and Schedule I, as required by Rule 5-04 of Regulation S-X.

In response to comment 64, we confirm for the staff that the negative covenants in our senior secured credit facility and indenture governing our senior subordinated notes both restrict loans, advances or cash dividends from Dollarama Group L.P. (or any of its subsidiaries) to the Company. In addition, we confirm that the indenture governing our deferred interest notes includes a covenant restricting the Company from making loans, advances or cash dividends to its parent. We have revised the disclosure to footnote 7 to specify these restrictive covenants and to include the disclosure required by Rule 4-08(e)(1), Rule 4–08(e)(3) and Schedule I,

Rule 5–04 of Regulation S–X ..

Note 10. Derivative financial instruments, page F-18

65.	Please show us how to reconcile the fair value of derivative financial instruments classified as cash flow hedges to the amounts of accumulated other comprehensive income for each period presented. Also, please provide to us a summary of reclassification adjustments for each period presented. If you have not disclosed reclassification adjustments for each period presented as required by paragraph 30 of SFAS 130, please revise your disclosure accordingly. In addition, please tell us the items and their amounts classified as foreign exchange loss on derivative financial instruments and long-term debt in the statement of earnings for each period presented.

In response to the first part of comment 65 we present below a reconciliation of the fair value of derivative financial instruments classified as cash flow hedges to the amounts of accumulated other comprehensive income for each period presented:

	Reference	For the year ended		For the 2 1/2-month period ended
		Feb 4, 2007	Jan 31, 2006	Jan 31, 2005
Fair value of foreign exchange forward contracts	10	7,224	(3,454)	—
Realized gain on foreign exchange forward contracts to be reclassified to earnings when the related inventory is sold	10 a) par. 2	2,255	(1,865)	1,355
Fair value of foreign currency swap agreements	10	(6,398)	(13,710)	—
Cumulative adjustment on foreign currency swap agreements	10 a) par. 3	3,700	13,000	—
Rounding		1	(1)	—

Accumulated Other Comprehensive Income		6,782	(6,030)	1,355

In response to the second part of comment 65, we supplementally provide below a summary of reclassification adjustments as disclosed in Note 10 a)

	Reference	For the year ended		For the 2 1/2- month period ended
		Feb 4, 2007	Jan 31, 2006	Jan 31, 2005
Reclassification adjustment relating to:
Foreign exchange forward contracts – gain (loss)	10 a) par. 2	(5,773)	(5,424)	—
Foreign currency swap agreements – gain (loss)	10 a) par. 3	9,300	(13,000)	—

Credit (debit) to earnings		3,527	(18,424)	—

In response to the third part of comment 65, we supplementally provide below a breakdown of the foreign exchange loss on derivative financial instruments and long-term debt in the statement of earnings for each period presented:

	Reference	For the year ended		For the 2 1/2- month period ended
		Feb 4, 2007	Jan 31, 2006	Jan 31, 2005
Reclassification adjustment relating to foreign currency swap agreements	10 a) par. 3	9,300	(13,000)	—
Gain on the foreign currency and interest rate swaps and interest rate caps	10 a) par. 1	11,356	(25,456)	15,287

Loss on senior subordinated notes	7 b)	(9,300)	13,000	—

Loss on senior secured credit facility	7 c)	(11,351)	22,523	(9,864)
Loss on senior subordinated deferred interest notes	7 a)	(6,480)	—	—

Gain on deferred financing costs	Not in FS	233	—	—
Realized gains on derivatives maturing during the period	Not in FS	1,514	1,425
Realized foreign exchange gain on term bank loan repayment	Not in FS	453

Gain (loss) on statement of earnings		(4,275)	(1,508)	5,423

Note 12. Stock-based compensation, page F-21

66.	As you disclose that the fair values of the options have been determined based on an independent appraisal, please name and file the written consent of the independent appraiser. Alternatively, please remove the reference to the independent appraiser. If you do not believe consent is required, please explain in detail. See Section 436(b) of Regulation C and Section 7(a) of the Securities Act of 1933.

In response to comment 66, we have revised this disclosure to remove the reference to the independent appraiser.

Note 15. Income taxes, page F-23

67.	Please disclose taxable income in a reconciliation from GAAP earnings or loss for each period presented.

In response to comment 67, we supplementally inform the staff that the majority of our net earnings before taxes are earned through a limited partnership (Dollarama Group LP) which is a non taxable entity in Canada and therefore the majority of our earnings are taxed in the hands of our ultimate shareholders. There does remain a small portion of net earnings before taxes which is earned in a corporation, representing our taxable earnings. We have revised our disclosures to clarify this.

Exhibits

Exhibit 5.1

68.	The legality opinion filed appears to be a form of an opinion and not the actual opinion. Please note that you must include an executed and unqualified legality opinion prior to effectiveness with the appropriate date, file numbers, and signatures. Also, please note that these requirements apply to Exhibits 5.2 and 5.3 as well.

In response to comment 68, we have re-filed the legal opinions as set forth in Exhibits 5.1, 5.2 and 5.3 as executed.

69.	In the fourth paragraph of this opinion, counsel states that it has “assumed further” that you validly exist under the laws of your jurisdiction, have the power and authority to execute and deliver the indenture and exchange notes, and have duly authorized, executed, and delivered the indenture and have authorized the exchange notes. If true, please have counsel revise this paragraph to clarify that it has relied upon the opinions of Stikeman Elliott LLP and Stewart McKelvey Stirling Scales to make these assumptions.

In response to comment 69, we have re-filed a revised legal opinion.

Exhibits 5.2 and 5.3

70.	In the first assumption of these opinions, the counsels assume the legal capacity of all individuals. This statement appears to indicate that the counsels have assumed that the officers have the legal capacity to sign the instruments or documents examined or relied upon by the counsels. However, this assumption is not appropriate because it assumes a conclusion of law that is a necessary requirement of the ultimate legality opinions. Therefore, please have the counsels remove this assumption or clarify the statement’s meaning.

In response to comment 70, we have filed revised legal opinions.

71.	Please have the counsels remove or revise the second-to-last paragraph of these opinions because the paragraph implies that investors may not rely on the opinions.

In response to comment 71, we have filed revised legal opinions.

Exhibit 23.4

72.	Please file a revised consent that refers to the correct registration statement.

In response to comment 72, we have filed a revised consent that refers to the correct registration statement.

Exhibit 99.1

73.	Please delete the language in the letter of transmittal requiring the note holders to acknowledge that they have “read” the prospectus.

In response to comment 73, we have deleted the language in the letter of transmittal requiring the note holder to acknowledge or certify that he or she has “read” all of the terms of the exchange offer and filed a revised exhibit 99.1.

Form 10-K for Fiscal Year Ended February 4, 2007

74.	Please revise to address the comments above, as applicable.

In response to comment 74, we supplementally inform that staff that we intend to reflect the comments of the staff on the Form 10-K for the Fiscal Year Ended February 4, 2007 in a subsequent amendments to that filing, which will be filed once all comments on the Registration Statement on Form S-4 have been received and the Form S-4 has been declared effective.

75.	Please disclose whether you have adopted a code of business ethics. If so, please file that code with us, post the text of the code on your website and confirm for us that in your annual report you will disclose your website address and the fact that you have posted the code on that website, or confirm for us that in your annual report you will undertake to provide to any person without charge and upon request a copy of the code. See Item 406(c) of Regulation S-K.

In response to comment 75, we supplementally inform the staff that we have not adopted a code of business ethics. We will revise the disclosure in the Form 10-K/A we will file.

Item 7. Management’s Discussion and Analysis of Financial Condition and.... page 17

Contractual Obligations, page 24

76.

Please revise to include estimated interest payments on outstanding long-term debt obligations. Because the table is aimed at increasing transparency of cash flow, we believe interest payments should be included in the table. If you choose not to include these payments, please provide information regarding future interest payments in a footnote to the table. See Section IV.A and footnote 46 to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations in SEC Release No. 33-8350.

In response to comment 76, we supplementally inform the staff that we will revise this disclosure in the Form 10-K/A that we will file.

Item 8. Financial Statements and Supplementary Data, page 29

77.	Please include the audit report of your independent registered public accounting firm on the consolidated balance sheet at January 31, 2006 and the consolidated statements of earnings, partners’ capital, and other comprehensive income and cash flows for the year ended January 31, 2006 and for the period from commencement of operations on November 18, 2004 to January 31, 2005.

In response to comment 77, we supplementally inform the staff that we will include the audit report of our independent registered public accounting firm on the consolidated balance sheet at January 31, 2006 and the consolidated statements of earnings, partners’ capital, and other comprehensive income and cash flows for the year ended January 31, 2006 and for the period from commencement of operations on November 18, 2004 to January 31, 2005 in the Form 10-K/A that we will file.

Consolidated Statements of Cash Flows, page 34

78.	We note the revisions made to cash flows for the year ended January 31, 2006 as compared to cash flows previously reported. Please tell us the facts and circumstances resulting in the revisions, why the revisions are appropriate, and why the revisions are not reported as a correction of an error. If the revisions represent the correction of an error in previously issued financial statements, please disclose the restatement, the nature of the classification error, and effect of its correction on each financial statement line item in accordance with paragraph 26 of SFAS 154, and label the appropriate column as “restated.”

In response to comment 78, we supplementally inform the staff that the cash flow for the year ended January 31, 2006, as previously reported in 2006 were revised as follows in our financial statements for the year ended February 4, 2007:

		For the year ended January 31, 2006
		As previously reported	Reclassification	Revised
Cash flows from operating activities		56,723	(10,315)	46,408

1	Reclassification of foreign currency translation adjustment to foreign exchange gain on long-term debt		(13,000)
2	Reclassification of deferred leasing costs		(976)
3	Reclassification of tenant allowances		3,661

Cash flows from investing activities		(33,321)	(2,685)	(36,006)

2	Reclassification of deferred leasing costs		976
3	Reclassification of tenant allowances		(3,661)

Cash flows from financing activities		(24,104)	—	(24,104)

Foreign currency translation adjustment		(13,000)	13,000	—

1	Reclassification of foreign currency translation adjustment to foreign exchange gain on long-term debt		(13,000)

Increase (decrease) in cash equivalents		(13,702)	—	(13,702)

1-	This amount represents a non cash gain included in net earnings which must be excluded from cash flows from operating activities.
2 & 3 –	These amounts represent non-cash elements included in net earnings as adjustments to leasing costs. As such, they must be included as adjustments to arrive at cash flows from operating activities.

We have considered the above reclassifications and have concluded that they are not material to the users of the financial statements. Despite the quantitative significance in absolute amounts, we considered several qualitative factors in arriving at our determination that these amounts are not material to the cash flow statement or financial statement as a whole. First and foremost, there was no impact on reported income or cash position. Secondly, prior to the reclassification the relevant information was already available to the users. Finally, operating, investing and financing cash flows are not measures of performance that we believe are important to the users of the financial statements nor that we emphasize in our Management’s Discussion and Analysis of Financial Condition and Results of Operations.

For those reasons we concluded that additional disclosures were not required.

Notes to Consolidated Financial Statements, page 35

Note 18. Supplemental condensed consolidating financial information, page 55

79.	Please disclose the information required by Rule 3-10(f) of Regulation S-X.

In response to comment 79, we supplementally inform the staff that we will revise our disclosure included in the Form 10-K/A that we will file.

Item 9A. Controls and Procedures, page 76

80.	We note your disclosure in the last sentence of this item. Please disclose any changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Otherwise, please disclose that there were no changes in internal control over financial reporting that occurred during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(b) of Regulation S-K.

In response to comment 80, we supplementally inform the staff that we will revise our disclosure included in the Form 10-K/A that we will file.

Item 15. Exhibits and Financial statement Schedules, page 89

81.	Please file a statement setting forth in reasonable detail the computation of your ratio of earnings to fixed charges as required by Item 601(b)(12) of Regulation S-K.

In response to comment 81, we supplementally inform the staff that we will file a statement setting forth in reasonable detail the computation of our ratio of earnings to fixed charges with the Form 10-K/A that we intend to file.

Exhibit 31.1 and 31.2

82.	Please confirm for us that the inclusion of the titles of your chief executive officer and chief executive officer in the introductory paragraph of the certifications were not intended to limit the capacity in which these individuals provided the certifications. Also, please revise to eliminate the reference to these titles in the introductory paragraph of the certifications to conform to the format provided in Item 60l(b)(31) of Regulation S-K.

In response to comment 82, we confirm that the inclusion of the titles of our chief executive officer and chief executive officer in the introductory paragraph of the certifications were not intended to limit the capacity in which these individuals provided the certifications, and we supplementally inform the staff that we will revise our certifications in the Form 10-K/A that we will file.

83.	Please revise your certifications to read exactly as set forth in Item 601(B)(31) of Regulation S-K. In particular, please replace “the registrant’s first fiscal quarter in the case of an annual report” with “the registrant’s fourth fiscal quarter in the case of an annual report” in paragraph 4(c).

In response to comment 83, we supplementally inform the staff that we will revise our certifications included in the Form 10-K/A that we will file.

Form 10-Q for Fiscal Quarter Ended May 6, 2007

84.	Please revise to address the comments above, as applicable.

In response to comment 84, we supplementally inform the staff that we intend to reflect the comments of the staff on the Form 10-Q for the Quarter Ended May 6, 2007 in a subsequent amendment to that filing, which will be filed once all comments on the Registration Statement on Form S-4 have been received and the Form S-4 has been declared effective.

*        *        *        *        *

I hope that the foregoing has been responsive to the staff’s comments. If you have any questions about this letter or require any further information, please call me at (617) 951-7309.

Respectfully submitted,

/s/ Joel Freedman

Joel Freedman

cc:	Mr. Robert Coallier
Chief Financial Officer
Dollarama Group Holdings L.P.